Morgan Lewis

Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

October 23, 2023

Yoon Choo, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: BNY Mellon ETF Trust (the “Registrant”)

File Nos. 333-234030 and 811-23477

Dear Ms. Choo:

This letter responds to comments you provided on October 6, 2023, with respect to Post-Effective Amendment No. 45 to the Registrant’s Registration Statement on Form N-1A. Post-Effective Amendment No. 45 was filed on August 22, 2023, and included disclosure with respect to the BNY Mellon Responsible Horizons Corporate Bond ETF (the “Fund”), a separate series of the Registrant. Summaries of the comments and responses thereto on behalf of the Registrant are provided below.

Prospectus

1.	Comment: If the Registrant anticipates that there will be significant portfolio repositioning resulting from the changes to the principal investment strategy of the Fund that is expected to result in increased portfolio turnover, please disclose this in the “Portfolio turnover risk” discussion. Please also include disclosure, if applicable, that new shareholders may experience adverse tax consequences as a result of portfolio repositioning. Additionally, in the Fund’s statement of additional information, please include disclosure, if applicable, with respect to any anticipated variation in portfolio turnover resulting from the changes to the Fund’s principal investment strategy.

Response: The Registrant does not anticipate there will be significant portfolio repositioning resulting from the changes to the principal investment strategy of the Fund and, therefore, does not believe this disclosure is applicable.

2.	Comment: With respect to the description of Insight’s ESG evaluation below, included in the “Principal Investment Strategy” section, it appears item (2) and (3) may be inputs that Insight considers to arrive at its “assessment of the overall suitability of an issuer based on Insight's proprietary ESG score” (item (1)). If so, please revise the disclosure to clarify. If not, please revise to clarify for investors the differences between Insight’s considerations with respect to item (1) and its consideration of qualitative and quantitative information in item (2).

Insight uses a combination of external and/or internal ESG research, as well as “bottom-up” credit research and relative value assessments, to evaluate potential investments for the fund's portfolio. The ESG evaluation includes: (1) Insight's assessment of the overall suitability of an issuer based on Insight's proprietary ESG score; (2) consideration of qualitative and quantitative information and data from internal and external (e.g., index providers and consultants) sources, including research, reports, screenings, ratings and/or analysis; and (3) screening out issuers, industries and/or sectors which are deemed by Insight to not be suitable for the fund, as set forth below.

Response: The Registrant has removed item (2) from the disclosure above and included language elsewhere in the “Principal Investment Strategy” section to note Insight’s consideration of such data and information in assigning an ESG score and in screening out certain issuers.

3.	Comment: The “Principal Investment Strategy” section includes detailed information on Insight’s screens for excluding securities from the Fund’s portfolio. Please also provide additional information regarding Insight’s methodology for assessing and selecting securities for the Fund’s portfolio, so an investor may understand how the Fund’s approach differs from the approach of other ESG funds.

Response: The Registrant believes the current disclosure appropriately explains in general terms how Insight assesses and selects securities for the Fund’s portfolio and, therefore, has not included additional information. In particular, the disclosure describes (1) Insight’s process for determining eligible securities through the assignment of ESG scores and exclusionary screening (and explaining circumstances when the Fund may invest in a security of a company identified for exclusion); and (2) Insight’s bottom-up credit research and analysis used to select securities.

4.	Comment: The “Principal Investment Strategy” section includes the language below. Please explain what is meant by “exposed to climate change” in this sentence.

Issuers also will be excluded where .. . . the issuer is in a sector exposed to contributing to climate change (for example, the energy or chemical sector) and is not Net Zero aligned or aligning, as determined by Insight.

Response: The Registrant has revised the noted sentence as follows:

Issuers also will be excluded where . . . the issuer is in a sector ~~exposed to contributing to climate change~~ deemed by Insight to be contributing to climate change due to higher carbon emissions and/or reliance on fossil fuels (for example, the energy or chemical sector) and the issuer is not Net Zero aligned or aligning, as determined by Insight.

5.	Comment: In plain English, please disclose what is meant by “Net Zero aligned or aligning” in the following language included in the “Principal Investment Strategy” section:

Issuers also will be excluded where . . . the issuer is in a sector exposed to contributing to climate change (for example, the energy or chemical sector) and is not Net Zero aligned or aligning, as determined by Insight.

Response: The Registrant has revised the language as noted below to address comments 4 and 5.

Issuers also will be excluded where . . . the issuer is in a sector ~~exposed to contributing to climate change~~ deemed by Insight to be contributing to climate change due to higher carbon emissions and/or reliance on fossil fuels (for example, the energy or chemical sector) and the issuer is not Net Zero aligned or aligning, as determined by Insight. An issuer is considered ‘Net Zero aligned’ if, in the opinion of Insight, it has an investment plan or business model consistent with the long-term global warming target of the Paris Agreement, a binding international treaty agreement on climate change. An issuer is considered ‘aligning’ if it is taking steps to attain alignment (e.g., through target setting, disclosure and decarbonization strategy) but has not yet achieved full alignment.

6.	Comment: With respect to (a) in the third sentence in the paragraph below, please revise to state “(a) Use-of-Proceeds Impact Bonds that satisfy Insight’s criteria above”.

There may be situations where the fund will invest in a security of a company identified for exclusion. This may arise where (i) Insight believes a bond's proceeds will be exclusively applied to finance or re-finance in part or in full projects with positive environmental and/or social impacts and/or projects that are defined as

“environmentally sustainable economic activities” by the European Union (EU) Taxonomy Regulation (i.e., “Use-of-Proceeds Impact Bonds”); and (ii) Insight believes the issuer of the Use-of-Proceeds Impact Bond has a clearly defined, long-term plan to address the issue that would otherwise cause its exclusion. The fund aims to invest at least 20% of its net assets, in the aggregate, in (a) Use-of-Proceeds Impact Bonds and (b) bonds issued by companies or institutions determined by Insight to have more than 50% of their revenue streams linked to positive environmental and/or social impacts using the UN Sustainable Development Goals as a guide to environmental or social targets or where at least 50% of their economic activities are defined as “environmentally sustainable economic activities” by the EU Taxonomy Regulation.

Response: The Registrant believes the disclosure as written is appropriate and, therefore, has not made the requested revision. In particular, the 20% allocation noted in the disclosure may include Use-of-Proceeds Impact Bonds from issuers that would not otherwise be excluded (i.e., prong (ii) in the disclosure is not necessarily required). As a result, it would not be accurate to limit to Use-of-Proceeds Impact Bonds that meet prongs (i) and (ii) in the disclosure.

7.	Comment: In the “Interest rate risk” discussion in the “Principal Risks” section, please consider revising the disclosure to address recent rate hikes and the current interest rate environment.

Response: The Registrant has revised the “Interest rate risk” discussion to address rising interest rates.

8.	Comment: The Staff notes “Currency forward risk” is included as a principal risk of the Fund. Please note in the “Principal Investment Strategy” section that the Fund may invest in instruments denominated in foreign currencies.

Response: The Registrant has revised the last sentence of the first paragraph of the “Principal Investment Strategy” section as follows:

The fund's investment in corporate debt securities typically includes corporate bonds, notes and debentures of U.S. and non-U.S. issuers, including the securities of issuers in emerging market countries and securities denominated in foreign currencies.

9.	Comment: Please supplementally confirm whether “Cash transaction risk” continues to be a principal risk of the Fund.

Response: The Registrant confirms “Cash transaction risk” continues to be a principal risk of the Fund.

10. Comment:	Please address the risk of widening bid/ask spreads in the “Authorized participants, market makers and liquidity providers risk” and “Liquidity risk” discussions.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of buying and selling shares” risk discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Authorized participants, market makers and liquidity providers risk” or “Liquidity risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for fund shares (the “bid” price) and the price at which an investor is willing to sell fund shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for fund shares based on trading volume and market liquidity, and is generally lower if fund shares have more trading volume and market liquidity and higher if fund shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling fund shares, including bid/ask spreads, frequent trading of fund shares may significantly reduce investment results and an investment in fund shares may not be advisable for investors who anticipate regularly making small investments.

The Registrant does not consider the costs of buying and selling shares to be a principal risk of the fund and, therefore, believes the current placement of the disclosure noted above is appropriate.

11. Comment:	The “Interest rate risk” discussion in Item 9 references mortgage-backed securities for the first time in the Fund’s prospectus. If the Fund intends to invest in mortgage-backed securities as a principal investment strategy, please add relevant disclosure as appropriate.

Response: The Registrant has removed the reference to mortgage-backed securities from the “Interest rate risk” discussion in Item 9.

12. Comment:	The “Liquidity risk” discussion in Item 9 references floating rate securities for the first time in the Fund’s prospectus. If the Fund intends to invest in floating rate securities as a principal investment strategy, or otherwise, please add relevant disclosure as appropriate.

Response: The Registrant has removed the reference to floating rate securities from the “Liquidity risk” discussion in Item 9.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc: W. John McGuire

Jeff Prusnofsky